

August 19, 2024

Mark Learmonth
Chief Executive Officer
Caledonia Mining Corp Plc
B006 Millais House
Castle Quay
Jersey JE2 3EF

>   **Re: Caledonia Mining Corp Plc**
>   **Registration Statement on Form F-3**
>   **Filed August 9, 2024**
>   **File No. 333-281436**

Dear Mark Learmonth:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Liz Packebusch at 202-551-8749 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation

cc: James Guttman